UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__           Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____            No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes _____            No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	March 06, 2013	By /s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

INFORMATION TO INVESTOR

No. TEL. 37/PR.000/COP-A0070000/2013

TELKOM  TODAY  FILED  ITS  AUDITED  CONSOLIDATED FINANCIAL  STATEMENT  FOR YEAR 2012

Jakarta,  March  6, 2013  – Perusahaan  Perseroan  (Persero)  PT  Telekomunikasi  Indonesia  Tbk.  ("Telkom")  filed  its audited  consolidated  financial  statement  for  year  2012  to Indonesian Financial Services Authority (“OJK”) (successor of BAPEPAM/Capital  Market  Supervisory  Agency)  and  the  Stock  Exchanges.

Our  results  in general  were  satisfactory,  with  consolidated  total  revenue  up  to 8.3%  against  the  previous  year.  The telecommunications  portion  of  our  TIMES  business  is  still  the  dominant  revenue  source,  but  the  contribution  of  the  other IMES (Information,  Media, Edutainment and Services) businesses  is  growing  in  line  with  expectations.

Telkomsel  remained  ahead  of  the  competition.  Telkomsel  leveraged  its  continuous  product  innovation,  strong  brand positioning  and  an  improved  network  into  a 16.9%  growth  in  number  of  customers  on  the  strength  of  its  key  competitive advantage  –  the  ability  to  deliver  end-to-end  service.

Performance  Highlight

•         Cellular voice revenue increased by 7.5% in line with the increase in subscribers number to 125.1 million subscribers with positive net-add of 18.1 million subscribers in 2012.

•         Our  data,  internet  and  IT  services grew by 15.5% and contributed  35.8%  to  total  revenues.

•         We  experienced  strong  growth  in  our  broadband  service  with significant increase in  the  number  of  subscribers of 82.8% to 19.1 million subscribers.

•         Profit for the year attributable to owners of the parent increased by 17.2% to Rp12.9 trillion.

Total expenses increased by 4.4% to Rp51.4 trillion, which was mainly due to the increase of interconnection and personnel expenses as a result of Early Retirement Program.

Copies of  the Telkom's statement of financial position and statement of comprehensive income for  the  audited full  year 2012  are attached  to  this  Information to Investor.  For  a  complete  version  of  all  the  documents  above,  please  visit  www.telkom.co.id.

On January 1 , 2012, the Company and its subsidiaries adopted new and revised statements of financial accounting standards (“Pernyataan Standar Akuntansi Keuangan” or “PSAK”) that is mandatory for application from that date, including PSAK 60, “Financial Instruments: Disclosures”, ISAK 16, “Service Concession Agreements” and ISAK 25, “Landrights”.

A summary  of  the  statement of financial position,  statement of comprehensive income and  operational  highlights  as follows:

	FY / 2011	FY / 2012	% Increase (decrease)
	(In Billion Rp)
Total Assets	103,054	111, 369	8.1
Total Liabilities	42,073	44,391	5.5
Non-controlling Interest	13,471	15,437	14.6
Equity	47,510	51,541	8.5
Revenue	71,253	77,143	8.3
Expense	49,295	51,445	4.4
Profit before Finance (cost)/income and Tax	21,958	25,699	17.0
Profit for the year attributable to owners of the parent	10,965	12,850	17.2
EBITDA	36,558	39,757	8.8
EBITDA Margin (%)	51.3	51.5	0.2

The  Financial Statements  are  prepared  in according with Generally Accepted Accounting Standards  in  Indonesia.

We will provide a printed copy of our Consolidated Financial Statement for the year 2012 to any requesting shareholder free of charge. To request a copy or additional investor information, please email to investor@telkom.co.id.

	Unit	FY /2011	FY /2012	% Increase (decrease)
Broadband:
- Fixed Broadband/Speedy	Subs (000)	1,789	2,341	30.9
- Mobile Broadband/Flash	Subs (000)	5,532	11,039	99.5
- Blackberry	Subs (000)	3,153	5,764	82.8
Total Broadband	Subs (000)	10,474	19,144	82.8
Customer Base Cellular:
- Postpaid (kartuHALO)	Subs (000)	2,188	2,149	(1.8)
- Prepaid (simPATI and Kartu As)	Subs (000)	104,829	122,997	17.3
Total Customer Base Cellular	Subs (000)	107,017	125,146	16.9
Line in Service:
- Wireline	Subs (000)	8,602	8,946	4.0
- Wireless	Subs (000)	14,238	17,870	25.5
Total Fixed Lines	Subs (000)	22,840	26,816	17.4
MOU Cellular	Billion minutes	166.3	184.8	11.1
ARPU Cellular/month	Rp. ‘000	39	37	(5.1)

By the end of 2012, Telkomsel had 54,297 BTSs (including 15,433 3G Node-B units) on air and that was an increase of 27.4% from the same period last year. The addition during the year were 11,674 units new BTSs (including 5,924 3G Node-B units). This underlines our commitment to expand our 3G network through our 100 broadband cities program.

President Director of Telkom, Arief Yahya, stated that "All the good achievement is closely linked to Telkom's strategy by carrying out business transformation in response to changes of business environment that has been and will continue to take place in this globalization era. Currently, the trend of the telecommunications industry has increasingly shifted toward broadband services (data and internet) for both mobile broadband and fixed broadband, with the record growth in the mobile broadband 3G and WiFi accesses. On the market side, the development observed was the emergence of converged services (multi-play and multi-screen) for the consumer and enterprise mobility services in the customer or corporate business segment".

"We will focus on the areas of future growth. Strengthening broadband-based infrastructure to support services and products innovation towards Information, Media, Edutainment and Services ("IMES") businesses became our stronghold to open new sources of revenue for the Company. Our growth strategy is based on the principle of "striving for the foremost” and focus on areas of future growth. In 2012, this strategy is implemented by allocating company’s resources particularly for investment in human resources, grow mobile business and expand broadband penetration in Indonesia," stated Arief Yahya.

By      /s/   AGUS  MURDIYATNO

AGUS MURDIYATNO

Vice President  Investor  Relations

For  further  information,  please  contact:

Investor  Relations

PT TELEKOMUNIKASI  INDONESIA,  Tbk

Tel:         62-21-5215109

Fax:       62-21-5220500

Email:    investor@telkom.co.id

Website:  www.telkom.co.id

PT Telekomunikasi  Indonesia,  Tbk.  (“TELKOM”)  is  the  largest  telecommunications  and  network  provider  in  Indonesia.  Serving millions  of  customers  nationwide, we  provide  a  strong  portfolio of  information and  communication  services,  including fixed  wireline and fixed  wireless  telephone,  mobile  cellular,  data  and  internet,  and  network  and  interconnection  services, directly  or  through  our  subsidiaries. We  have  broadened  our  business  portfolio  to  encompass  TIME  -  telecommunications,  information,  media  and  edutainment.  TELKOM’s shares  are  listed  in  the  Indonesian  Stock  Exchange  (IDX:  TLKM)  and  its  American  Depository Shares  are  listed  in  the  New  York  Stock Exchange  (NYSE:TLK)  and  London  Stock  Exchange  (LSE:TKIA)

Disclaimer

This  document  contains  financial  conditions  and  results  of  operation,  and  may  contain  certain  projections,  plans,  strategies,  and  objectives  of  the

Company,  which would  be  treated as  forward  looking statements  within the  meaning of  applicable  law.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 WITH COMPARATIVE FIGURES

AS OF DECEMBER 31, 2011 AND JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

		December 31,	December 31,	January 1,
	Notes	2012	2011*)	2011*)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,37,44	13,118	9,634	9,120
Other current financial assets	2c,2e,2u,4,37,44	4,338	373	371
Trade receivables - net of provision for impairment of receivables	2g,2u,5,29,44	701	406	408
Related parties	2c,37
Third parties		4,522	4,509	3,936
Other receivables - net of provision for impairment of receivables	2g,2u,44	186	335	89
Inventories - net of provision for obsolescence	2h,6,16,20,29	579	758	515
Advances and prepaid expenses	2c,2i,7,37	3,721	3,294	3,441
Claims for tax refund	2t,31	436	371	133
Prepaid taxes	2t,31	372	787	716
Asset held for sale	2j,8	-	791	-
Total Current Assets		27,973	21,258	18,729
NON-CURRENT ASSETS
Long-term investments	2f,2u,9,44	275	235	254
Property and equipment - net of accumulated depreciation	2l,2m,10, 16,19,20,39	77,047	74,897	75,832
Prepaid pension benefit costs	2s,34	1,032	991	744
Advances and other non-current assets	2c,2i,2l,2n,2u, 11,37,41,44	3,510	3,817	3,095
Intangible assets - net of accumulated amortization	2d,2k,2n,12	1,443	1,789	1,785
Deferred tax assets - net	2t,31	89	67	62
Total Non-current Assets		83,396	81,796	81,772
TOTAL ASSETS		111,369	103,054	100,501

*) Reclassified, refer to Note 48.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

AS OF DECEMBER 31, 2012 WITH COMPARATIVE FIGURES

AS OF DECEMBER 31, 2011 AND JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

		December 31,	December 31,	January 1,
	Notes	2012	2011*)	2011*)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2r,2u,13,44	432	427	754
Related parties	2c,37
Third parties		6,848	7,890	6,757
Other payables	2u,44	176	38	276
Taxes payables	2t,31	1,844	1,039	736
Accrued expenses	2c,2r,2u,14,27,34,37,44	6,163	4,790	3,409
Unearned income	2r,15	2,729	2,821	2,681
Advances from customers and suppliers	2c,37	257	271	500
Short-term bank loans	2c,2p,2u,16,37,44	37	100	56
Current maturities of long-term liabilities	2c,2m,2p,2u,17,37,44	5,621	4,813	5,304
Total Current Liabilities		24,107	22,189	20,473

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,31	3,059	3,794	4,074
Other liabilities	2r	334	242	312
Long service awards provisions	2s,35	347	287	242
Post-retirement health care benefits provisions	2c,2s,36,37	679	888	1,050
Retirement benefits obligation and other post retirement benefits	2c,2s,34,37	2,248	1,715	1,280
Long-term liabilities - net of current maturities	2u,17,44
Obligations under finance leases	2m,10	1,814	314	409
Two-step loans	2c,2p,18,37	1,791	2,012	2,741
Bonds and notes	2c,2p,19,37	3,229	3,401	3,249
Bank loans	2c,2p,20,37	6,783	7,231	10,256
Total Non-current Liabilities		20,284	19,884	23,613
TOTAL LIABILITIES		44,391	42,073	44,086

Capital stock - Rp250 par value per Series A	1c,22	5,040	5,040	5,040
Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares
Additional paid-in capital	2v,23	1,073	1,073	1,073
Treasury stock	2v,24	(8,067)	(6,323)	(4,264)
Difference in value arising from restructuring
transactions and other transactions between
entities under common control	2d,25	478	478	478
Effect of change in equity of associated companies	2f	386	386	386
Unrealized holding gain from available-for-sale securities	2u	42	47	50
Translation adjustment	2f	271	240	233
Difference due to acquisition of non-controlling
interest in subsidiaries	1d,2d	(508)	(485)	(485)
Other reserves	1d	49	-	-
Retained earnings	33	15,337	15,337	15,337
Appropriated
Unappropriated		37,440	31,717	26,571
Total Equity Attributable to Owners of the Parent
Company		51,541	47,510	44,419
Non-controlling interests	2b,21	15,437	13,471	11,996
TOTAL EQUITY		66,978	60,981	56,415
TOTAL LIABILITIES AND EQUITY		111,369	103,054	100,501

*) Reclassified, refer to Note 48.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2012 WITH

COMPARATIVE FIGURES FOR 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

	Notes	2012	2011
REVENUES	2c,2r,26,37	77,143	71,253
Operations, maintenance and telecommunication services expenses	2c,2r,28,37	(16,803)	(16,372)
Depreciation and amortization expenses	2k,2l,2m,2r,10,11,12	(14,456)	(14,863)
Personnel expenses	2c,2r,2s,14,27,34,35, 36,37	(9,786)	(8,555)
Interconnection expenses	2c,2r,30,37	(4,667)	(3,555)
Marketing expenses	2r	(3,094)	(3,278)
General and administrative expenses	2c,2g,2h,2r,2t,5,6, 29,37	(3,036)	(2,935)
Loss on foreign exchange - net	2q	(189)	(210)
Other income	2r,10c	2,559	665
Other expenses	2r,10c	(1,973)	(192)
OPERATING PROFIT		25,698	21,958
Finance income	2c,37	596	546
Finance costs	2c,2r,37	(2,055)	(1,637)
Share of loss of associated companies	2f,9	(11)	(10)
PROFIT BEFORE INCOME TAX		24,228	20,857
INCOME TAX (EXPENSE) BENEFIT	2t,31
Current		(6,628)	(5,673)
Deferred		762	286
		(5,866)	(5,387)
PROFIT FOR THE YEAR		18,362	15,470
OTHER COMPREHENSIVE INCOME (EXPENSES)
Foreign currency translation	1d,2b,2f	31	7
Change in fair value of available-for-sale financial assets	2u	(5)	4
Total Other Comprehensive Income - net		26	11
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		18,388	15,481
Profit for the year attributable to:
Owners of the parent company	2b,21	12,850	10,965
Non-controlling interests		5,512	4,505
		18,362	15,470
Total comprehensive income for the year attributable to:
Owners of the parent company		12,876	10,976
Non-controlling interests	2b,21	5,512	4,505
		18,388	15,481
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)	2x,32
Net income per share		669.19	559.67
Net income per ADS (40 Series B shares per ADS)		26,767.60	22,386.80

*) Reclassified, refer to Note 48.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012 WITH COMPARATIVE FIGURES FOR 2011

 (Figures in tables are presented in billions of Rupiah, unless otherwise stated)

	Notes	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		71,910	67,519
Other operators		3,993	3,586
Total cash receipts from revenues		75,903	71,105
Interest income received		585	549
Cash payments for expenses		(33,651)	(25,416)
Cash payments to employees		(8,162)	(8,509)
Payments for income taxes		(5,586)	(5,359)
Payments for interest costs		(1,111)	(1,591)
Cash refunds to customers		(37)	(226)
Net cash provided by operating activities		27,941	30,553
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from insurance claims	10	1,875	13
Proceeds from sale of property and equipment	10	360	56
Proceeds from sale of available-for-sale financial assets and dividends received		53	59
Acquisition of property and equipment	10	(8,221)	(13,197)
Placement in time deposits and purchases of available-for-sale financial assets	4	(4,008)	(33)
Increase in advances for purchases of property and equipment	11	(487)	(834)
Acquisition of intangible assets	12	(437)	(603)
Acquisition of data center business	1d	(230)	-
(Increase) decrease in advances and other non-current assets	11	(134)	34
Acquisition of long-term investments	9	(49)	-
Acquisition of non-controlling interest in subsidiaries	1d	(33)	-
Net cash used in investing activities		(11,311)	(14,505)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	20	3,936	2,694
Proceeds from short-term bank loans	16	590	316
Proceeds from promissory notes	19	351	559
Capital contribution of non-controlling interest in subsidiaries	1d	120	-
Proceeds from medium-term notes	19	10	20
Cash dividends paid to the Company’s stockholders	33	(7,127)	(6,069)
Repayment of two-step loans and bank loans	18,20	(4,259)	(7,334)
Cash dividends paid to non-controlling interests of subsidiaries		(3,607)	(3,033)
Payments for treasury stock	24	(1,744)	(2,059)
Repayments of short-term bank loans	16	(654)	(272)
Repayments of obligation under finance leases	10	(418)	(176)
Repayments of promissory notes	19	(403)	(171)
Repayments of medium-term notes	19	(109)	(14)
Net cash used in financing activities		(13,314)	(15,539)
NET INCREASE IN CASH AND CASH EQUIVALENTS		3,316	509
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		168	5
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	9,634	9,120
CASH AND CASH EQUIVALENTS AT END OF YEAR	3	13,118	9,634